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                                                     191 Peachtree Street
                                                     Atlanta, Georgia 30303-1763
                                                     www.kslaw.com

                                                     Todd W. Latz
                                                     Direct Dial: 404/572-2813
                                                     Direct Fax:  404/572-5147
                                                     tlatz@kslaw.com

October 21, 2004

Ms. Karen J. Garnett
Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549


     Re: Great Wolf Resorts, Inc. -- Amendment No. 2 to Registration Statement on Form S-1 filed October 21, 2004 (File No. 333-118148)

Dear Ms. Garnett:

     We refer you to comment 75 of your letter dated September 15, 2004 and our response thereto by letter dated September 23, 2004. Upon reconsideration, Citigroup Global Markets Inc. has advised Great Wolf Resorts, Inc. (the "Company") that it intends to use the i-Deal Prospectus system for delivery of the preliminary prospectus (and any interim updates thereto) to institutional clients. The Company has been advised that Citigroup Global Markets Inc.'s use of the i-Deal Prospectus delivery system in this offering will at all times be in compliance with the rules and regulations of the Securities and Exchange Commission, particularly Release No. 33-7856 as such Release relates to electronic delivery of offering documents. The Company has also been advised that Citigroup Global Markets Inc. maintains a minority ownership interest in i-Deal LLC, which provides the prospectus delivery service. The balance of the response to prior comment 75 in our letter dated September 23, 2004 remains unchanged.

     If you have any questions or require any further information concerning the Registration Statement, please call the undersigned at (404) 572-2813 or Alan J. Prince at (404) 572-3595.


                                             Very truly yours,



                                             Todd W. Latz


cc:  James A. Calder (Great Wolf Resorts, Inc.)
     J. Michael Schroeder (Great Wolf Resorts, Inc.)
     James L. Mather (Rubin, Brown, Gornstein & Co. LLP)
     Joan Phillips (Deloitte & Touche LLP)
     Alan J. Prince (King & Spalding LLP)
     David C. Wright (Hunton & Williams LLP)
     Andrew A. Gerber (Hunton & Williams LLP)